Exhibit 99.1

RYB Education, Inc. Reports Third Quarter 2021 Financial Results

BEIJING, December 12, 2021 -- RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter 2021 Operational and Financial Summary

•	Number of students enrolled at directly operated facilities was 36,513 as of September 30, 2021, compared with 33,760 as of September 30, 2020.

•	Net revenues were $42.8 million, compared with $32.6 million for the third quarter of 2020.

•	Gross profit was $3.1 million, compared with $2.0 million for the third quarter of 2020.

•	Net loss attributable to ordinary shareholders of RYB for the third quarter of 2021 was $2.2 million, compared with $7.1 million for the third quarter of 2020. Adjusted net loss attributable to ordinary shareholders[1] of RYB for the third quarter of 2021 was $1.8 million, compared with $6.5 million for the third quarter of 2020.

•	Cash generated from operating activities was $7.3 million in the third quarter of 2021, compared to $14.6 million for the third quarter of 2020.

“As China continues to carry out its reform in the education sector, private education will enter a new phase of development. RYB has long adhered to its original mission for preschool education and endeavored to contribute to the development of private education through providing high-quality products and services,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “Over the years, we have committed to the healthy, sustainable and compliant development of preschool education, and have steadily followed the policy to expand access to inclusive preschool education in China. For example, we not only managed to provide more inclusive kindergartens to society, but also have been constantly improving the quality of our education services with curriculum upgrades, teacher training as well as security and safety measures enhancement.

With respect to our strategic transformation, in the third quarter we continued to reinforce and explore the potential of our existing business while innovating and extending the scope of our business lines in several areas, including quality-oriented education (including art education), early-years childcare, teacher training (vocational training for preschool education), among other things, all aiming to capture market opportunities and foster new growth engines. As we leverage our competitive edge in existing distribution channels and gradually diversify our business lines, we are confident to strengthen our presence in all preschool education segments, thereby enabling the RYB’s long-term heathy growth.” concluded Ms. Shi.

1 Adjusted net loss attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable noncontrolling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

Third Quarter 2021 Financial Results

Net Revenues

Net revenues for the third quarter of 2021 were $42.8 million, a 31.5% increase compared with $32.6 million for the same quarter of 2020.

Service revenues for the third quarter of 2021 were $40.0 million, a 34.5% increase compared with $29.8 million for the same quarter of 2020. The increase was mainly due to a significant increase in tuition fees revenue, thanks to a shorter facility closure period at the Company’s directly operated kindergartens in China during this quarter compared to the same quarter of 2020. The increase in the number of students enrolled at facilities in both China and Singapore also contributed to a higher tuition fees revenue.

Product revenues for the third quarter of 2021 were $2.8 million, compared with $2.8 million for the same quarter of 2020.

Cost of Revenues

Cost of revenues for the third quarter of 2021 was $39.7 million, a 30.2% increase from $30.5 million for the same quarter of 2020. Cost of revenues for services for the third quarter of 2021 was $38.4 million, compared with $29.2 million for the same quarter of 2020. The increase was primarily due to the increase in staff compensation and direct cost at the Company’s directly operated facilities. Cost of products revenues for the third quarter of 2021 was $1.3 million, compared with $1.4 million for the same quarter of 2020.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2021 were $3.1 million, compared with $2.0 million for the same quarter of 2020.

Gross margin for the third quarter of 2021 was 7.2%, compared with 6.2% for the same quarter of 2020.

Operating Expenses

Total operating expenses for the third quarter of 2021 were $5.7 million, compared with $5.5 million for the same quarter of 2020. Excluding share-based compensation expenses, operating expenses were $5.3 million, compared with $4.9 million for the third quarter of 2020.

Selling expenses for the third quarter of 2021 were $0.7 million, compared with $0.5 million for the same quarter of 2020.

General and administrative (“G&A”) expenses for the third quarter of 2021 were $5.0 million, compared with $5.0 million for the same quarter of 2020. Excluding share-based compensation expenses, G&A expenses were $4.6 million for the third quarter of 2021, compared with $4.4 million for the same quarter of 2020. G&A expenses excluding share-based compensation expenses and effect of exchange rate fluctuation were lower compared with the same quarter of 2020. The share-based compensation expenses included in G&A expenses were $0.5 million for the quarter.

Operating loss

Operating loss for the third quarter of 2021 was $2.7 million, compared with $3.5 million for the same quarter of 2020. Adjusted operating loss2 was $2.2 million for the third quarter of 2021, compared with $2.9 million for the same quarter of 2020.

Net loss

Net loss attributable to ordinary shareholders of RYB for the third quarter of 2021 was $2.2 million, compared with $7.1 million for the same quarter of 2020. Adjusted net loss attributable to ordinary shareholders of RYB, which excluded the impact of $0.5 million of share-based compensation expense for the third quarter of 2021, was $1.8million, compared with $6.5 million for the same quarter of 2020.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the third quarter of 2021 were $0.08 and $0.08, compared with $0.26 and $0.26, respectively, for the same quarter of 2020. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders3 of RYB for the third quarter of 2021 were $0.06 and $0.06, compared with $0.23 and $0.23, respectively, for the same quarter of 2020.

EBITDA4 for the third quarter of 2021 was $0.6 million, compared with $0.5 million for the same period of 2020. Adjusted EBITDA5 for the third quarter of 2021 was $1.0 million, compared with $1.1 million for the same quarter of 2020.

Balance Sheet

As of September 30, 2021, the Company had total cash and cash equivalents of $77.7 million, compared with $53.5 million as of December 31, 2020. The increase in cash and cash equivalents balances was mainly due to the operating cash inflow of $30.2 million during the first nine months of 2021 as a result of tuition fee collection.

2 Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding sharebased compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3 Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4 EBITDA is defined as net income excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

5 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

Operating Cash Flow

Cash generated from operating activities were $7.3 million during the third quarter of 2021, compared with $14.6 million from operating activities during the third quarter of 2020.

Business Outlook

For the fourth quarter of 2021, the Company's management currently expects net revenues to be between $49.0 million and $50.0 million, representing a year-over-year increase of approximately 4% to 6%. The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change.

About RYB Education, Inc.

Founded on the core values of ''Care'' and ''Responsibility,'' “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built "RYB" into a well-recognized education brand and helped bring about many new educational practices in China's early childhood education industry. RYB's comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company's industry and general economic conditions in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	77,746	53,454
Accounts receivable, net	2,271	1,844
Inventories	6,501	5,773
Prepaid expenses and other current assets	8,927	8,927
Loan receivables	160	107

Total current assets	95,605	70,105

Non-current assets:
Restricted cash	1,318	1,127
Property, plant and equipment, net	42,667	47,638
Goodwill	46,458	46,147
Intangible assets, net	13,038	14,179
Long-term investment	212	217
Deferred tax assets	22,855	21,168
Other non-current assets	12,102	14,438
Operating lease right-of-use assets	74,058	87,472
Total assets	308,313	302,491

Liabilities
Current liabilities:
Prepayments from customers, current portion	5,761	4,145
Accrued expenses and other current liabilities	58,847	54,406
Income tax payable	20,340	18,592
Operating lease liabilities, current portion	14,971	16,856
Deferred revenue, current portion	45,881	34,351
Long-term debt, current portion	-	7
Total current liabilities	145,800	128,357

Non-current liabilities:
Prepayments from customers, non-current portion	3,247	4,024
Deferred revenue, non-current portion	813	1,726
Other non-current liabilities	11,904	12,519
Deferred income tax liabilities	1,919	1,890
Operating lease liabilities, non-current portion	63,309	76,308
Total liabilities	226,992	224,824

Mezzanine equity
Redeemable non-controlling interests	9,366	9,988
Equity
Ordinary shares	29	29
Treasury stock	(9,042)	(10,321)
Additional paid-in capital	141,611	141,094
Statutory reserve	4,652	4,652
Accumulated other comprehensive loss	(1,541)	(1,468)
Accumulated deficit	(69,700)	(71,837)
Total RYB Education, Inc. shareholders' equity	66,009	62,149
Non-controlling interest	5,946	5,530
Total equity	71,955	67,679
Total liabilities, mezzanine equity and total equity	308,313	302,491

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,
	2021	2020
Net revenues:
Services	40,016	29,755
Products	2,794	2,797
Total net revenues	42,810	32,552
Cost of revenues:
Services	38,409	29,150
Products	1,331	1,383
Total cost of revenues	39,740	30,533
Gross profit	3,070	2,019

Operating expenses
Selling expenses	692	513
General and administrative expenses	5,040	5,027
Total operating expenses	5,732	5,540

Operating loss	(2,662)	(3,521)
Interest income	47	102
Government subsidy income	268	1,103
Loss on disposal of subsidiaries	(28)	(168)

Loss before income taxes	(2,375)	(2,484)
Less: Income tax expenses	(257)	3,725

Loss before loss in equity method investments	(2,118)	(6,209)
Loss from equity method investments	(12)	(128)

Net loss	(2,130)	(6,337)
Less: Net income attributable to non-controlling interest	98	794
Net loss attributable to ordinary shareholders of RYB Education, Inc.	(2,228)	(7,131)

Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.08)	(0.26)
Diluted	(0.08)	(0.26)

Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.08)	(0.26)
Diluted	(0.08)	(0.26)

Weighted average shares used in calculating net loss per ordinary share
Basic	28,467,242	27,736,777
Diluted	28,467,242	27,736,777

Net loss	(2,130)	(6,337)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(168)	(360)
Total comprehensive loss	(2,298)	(6,697)

Less: Comprehensive loss attributable to non-controlling interest	47	1,122
Comprehensive loss attributable to RYB Education, Inc.	(2,345)	(7,819)

Note 1：Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,
	2021	2020
Operating loss	(2,662)	(3,521)
Share-based compensation expenses	471	617
Adjusted operating loss	(2,191)	(2,904)

Net loss attributable to ordinary shareholders of RYB Education, Inc.	(2,228)	(7,131)
Share-based compensation expenses	471	617
Adjusted net loss attributable to ordinary shareholders of RYB Education, Inc.	(1,757)	(6,514)

Net loss	(2,130)	(6,337)
Add: Income tax expense	(257)	3,725
Depreciation of property, plant and equipment, and amortization of intangible assets	2,939	3,076
EBITDA	552	464
Share-based compensation expenses	471	617
Adjusted EBITDA	1,023	1,081

Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	(0.08)	(0.26)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	(0.08)	(0.26)

Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education Inc.- Basic (Note1)	(0.06)	(0.23)
Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education Inc.- Diluted (Note1)	(0.06)	(0.23)

Weighted average shares used in calculating basic net loss per ADS (Note1)	28,467,242	27,736,777
Weighted average shares used in calculating diluted net loss per ADS (Note1)	28,467,242	27,736,777

Adjusted net loss per share- Basic	(0.06)	(0.23)
Adjusted net loss per share- Diluted	(0.06)	(0.23)

Note 1：Each ADS represents one Class A ordinary share.